UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DUNE ENERGY, INC.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

265338707

(CUSIP number)

Paul Friedman BlueMountain Capital Management, LLC 280 Park Avenue, 5th Floor East New York, New York 10017 212-905-3990

(Name, address and telephone number of person authorized to receive notices and communications)

February 28, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 265338707	Page 2 of 23 Pages

(1)	Names of reporting persons BlueMountain Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,068,063
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,068,063
(11)	Aggregate amount beneficially owned by each reporting person 8,068,063
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.9%
(14)	Type of reporting person (see instructions) IA

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 3 of 23 Pages

(1)	Names of reporting persons BlueMountain GP Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,394,277
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,394,277
(11)	Aggregate amount beneficially owned by each reporting person 6,394,277
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.6%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 4 of 23 Pages

(1)	Names of reporting persons Blue Mountain Credit Alternatives Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,896,955
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,896,955
(11)	Aggregate amount beneficially owned by each reporting person 1,896,955
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.9%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 5 of 23 Pages

(1)	Names of reporting persons Blue Mountain CA Master Fund, GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,896,955
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,896,955
(11)	Aggregate amount beneficially owned by each reporting person 1,896,955
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.9%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 6 of 23 Pages

(1)	Names of reporting persons BlueMountain Long/Short Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,851,179
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,851,179
(11)	Aggregate amount beneficially owned by each reporting person 1,851,179
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 7 of 23 Pages

(1)	Names of reporting persons BlueMountain Long/Short Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,851,179
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,851,179
(11)	Aggregate amount beneficially owned by each reporting person 1,851,179
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 8 of 23 Pages

(1)	Names of reporting persons BlueMountain Distressed Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,635,838
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,635,838
(11)	Aggregate amount beneficially owned by each reporting person 1,635,838
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.2%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 9 of 23 Pages

(1)	Names of reporting persons BlueMountain Distressed GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,635,838
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,635,838
(11)	Aggregate amount beneficially owned by each reporting person 1,635,838
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.2%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 10 of 23 Pages

(1)	Names of reporting persons BlueMountain Strategic Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 252,612
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 252,612
(11)	Aggregate amount beneficially owned by each reporting person 252,612
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 11 of 23 Pages

(1)	Names of reporting persons BlueMountain Strategic Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 252,612
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 252,612
(11)	Aggregate amount beneficially owned by each reporting person 252,612
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 12 of 23 Pages

(1)	Names of reporting persons BlueMountain Timberline Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,673,786
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,673,786
(11)	Aggregate amount beneficially owned by each reporting person 1,673,786
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.3%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 13 of 23 Pages

(1)	Names of reporting persons Humphreys Peak, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 757,693
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 757,693
(11)	Aggregate amount beneficially owned by each reporting person 757,693
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.0%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630.

SCHEDULE 13D

CUSIP No. 265338707	Page 14 of 23 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2012, relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

ITEM	2. Identity and Background.

Paragraphs (a-c) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”) with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”) with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”) with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”) with respect to the Common Stock directly owned by Long/Short Credit;

(v)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”) with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”) with respect to the Common Stock directly owned by Distressed;

(vii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”, and together with Credit Alternatives, Long/Short Credit and Distressed, the “Partnerships”) with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP” and together with BMCA GP, Long/Short Credit GP and Distressed GP, the “General Partners”) with respect to the Common Stock directly owned by Strategic Credit;

(ix)	Humphreys Peak LLC, a Delaware limited liability company (“Humphreys”) with respect to the Common Stock directly owned by it;

(x)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline” and together with the Partnerships and Humphreys, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xi)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds and manager of Humphreys, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

SCHEDULE 13D

CUSIP No. 265338707	Page 15 of 23 Pages

(xii)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships and the special member of Humphreys, with respect to the Common Stock directly owned by each of the Partnerships and Humphreys.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private investment limited liability company or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of the respective Partnership; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate General Partner is to serve as the ultimate general partner or special member, as applicable, of a variety of private investment funds organized as limited partnerships or limited liability companies for which the Investment Manager serves as investment manager (including the Partnerships and Humphreys).

The executive officers, directors, and control persons of the Reporting Persons are as follows

September 30,
Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline
Stephen Siderow	President of the Investment Manager, President of the Ultimate General Partner; Director of BMCA GP; Director of Timberline.
Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate General Partner
Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
David Rubenstein	Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate General Partner.
Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
Mark Shapiro	Director of Timberline. Mr. Shapiro also serves as a consultant to several financial service and professional service firms.

The business address of each BlueMountain Fund (other than Humphreys) and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of the Investment Manager, Distressed GP, Long/Short Credit GP, Strategic Credit GP, the Ultimate General Partner, Humphreys, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

ITEM	3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

From January 10, 2012 through February 9, 2012, Distressed and Long/Short Credit purchased 43,861and 10,401 additional shares of Common Stock, respectively. On February 28, 2012, Humphreys purchased 757,693 shares of Common Stock. All of the funds used in the acquisition of such Common Stock by such Reporting Persons came from the working capital of such Reporting Person.

SCHEDULE 13D

CUSIP No. 265338707	Page 16 of 23 Pages

ITEM	4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the reference to”7,256,106” in the first sentence thereof and replacing it with “8,068,063”.

ITEM	5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 24, 2012 was approximately 38,579,630. The 8,068,063 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of March 5, 2012, represent approximately 20.9% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is as follows:

A.	Investment Manager

(a)	Amount beneficially owned: 8,068,063

Percent of class: 20.9%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 8,068,063.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 8,068,063.

B.	Ultimate General Partner

(a)	Amount beneficially owned: 6,394,277

Percent of class: 16.6%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 6,394,277.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 6,394,277.

C.	Credit Alternatives

(a)	Amount beneficially owned: 1,896,955

Percent of class: 4.9%

SCHEDULE 13D

CUSIP No. 265338707	Page 17 of 23 Pages

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,896,955.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,896,955.

D.	BMCA GP

(a)	Amount beneficially owned: 1,896,955

Percent of class: 4.9%

(b)	Number of shares as to which the person has: 1,896,955

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,896,955.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,896,955.

E.	Long/Short Credit

(a)	Amount beneficially owned: 1,851,179

Percent of class: 4.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,851,179.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,851,179.

F.	Long/Short Credit GP

(a)	Amount beneficially owned: 1,851,179

Percent of class: 4.8%

SCHEDULE 13D

CUSIP No. 265338707	Page 18 of 23 Pages

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,851,179.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,851,179.

G.	Distressed

(a)	Amount beneficially owned: 1,635,838

Percent of class: 4.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,635,838.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,635,838.

H.	Distressed GP

(a)	Amount beneficially owned: 1,635,838

Percent of class: 4.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,635,838.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,635,838.

I.	Strategic Credit

(a)	Amount beneficially owned: 252,612

Percent of class: 0.7%

SCHEDULE 13D

CUSIP No. 265338707	Page 19 of 23 Pages

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 252,612.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 252,612.

J.	Strategic Credit GP

(a)	Amount beneficially owned: 252,612

Percent of class: 0.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 252,612.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 251,612.

K.	Timberline

(a)	Amount beneficially owned: 1,673,786

Percent of class: 4.3%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,673,786.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,673,786.

L.	Humphreys

(a)	Amount beneficially owned: 757,693

Percent of class: 2.0%

SCHEDULE 13D

CUSIP No. 265338707	Page 20 of 23 Pages

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 757,693.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 757,693.

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

ITEM	7. Material to be Filed as Exhibits.

The following shall be added to the end of Item 7.

3.	Joint Filing Agreement dated March 5, 2012, attached as Exhibit 3 hereto.

SCHEDULE 13D

CUSIP No. 265338707	Page 21 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 5, 2012

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY:	BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

SCHEDULE 13D

CUSIP No. 265338707	Page 22 of 23 Pages

BLUEMOUNTAIN DISTRESSED GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P. BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

HUMPHREYS PEAK, LLC BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)